

September 10, 2020

Susan M. Ball
Executive Vice President, Chief Financial Officer and Treasurer
Team, Inc.
13131 Dairy Ashford, Suite 600
Sugar Land, Texas 77478

      Re: Team, Inc.
          Form 10-K for the Year Ended December 31, 2019
          Filed March 16, 2020
          Form 10-Q for the Quarter Ended March 31, 2020
          Filed June 19, 2020
          File No. 001-08604

Dear Ms. Ball:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Trade & Services